[Raymond James Letterhead]

April 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Level One Bancorp, Inc.

Request for Acceleration of Effectiveness of Form S-1

SEC File No. 333-223866 (“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the undersigned representative of the participating underwriters (the “Representative”), hereby join in the request of Level One Bancorp, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement will be declared effective at 10:00 a.m. (Washington, D.C. time), or as soon as practicable thereafter, on Thursday April 19, 2018.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

As Representative of the Participating Underwriters

By:	/s/ Douglas Secord
Name:	Douglas Secord
Title:	Managing Director

cc: Michael R. Clampitt, Securities and Exchange Commission